NRM INVESTMENT - ATTACHMENT TO 77 C
                          NSAR B 6 mos. ending 2/28/05

                      MATTERS SUBMITTED TO SECURITY HOLDERS

1.    Change in investment advisor:

      The Company has employed Haverford Trust Company ("HTC") as its investment advisor. Last year HTC organized a subsidiary, Haverford Investment Management, Inc. ("HIM") to perform investment services. At its combined shareholder's and director's meeting of December 16, 2004, the motion was made and carried to change investment advisors from HTC to HIM.

2.    Change in investment policy:

      At its combined shareholder's and director's meeting of December 16, 2004, the motion was made and carried to change the Company's investment policy from a diversified investment company to a non-diversified investment company.